

November 7, 2013

Via E-mail
Mr. Bryon T. McGregor
Chief Financial Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

> **Re: Pacific Ethanol, Inc.**
> **Form 10-K**
> **Filed April 1, 2013**
> **File No. 000-21467**

Dear Mr. McGregor:

We have reviewed your response dated October 11, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

2. Variable Interest Entity, page F-16

1. We have read your response to comment 1 in our letter dated October 3, 2013. We note that the amount of net sales and net losses attributable to New PE HoldCo account for only 55% and 43%, respectively, of 2012 net sales and consolidated net loss. Please explain to us what makes up the remaining sales amounts on your statement of operations. In this regard, please quantify the amount or percentage of annual sales attributable to each of the categories listed on page 27, that is: i) all the ethanol produced by the Pacific Ethanol Plants; ii) all the ethanol produced by three other ethanol producers in the Western United States; iii) ethanol purchased from other third-party suppliers throughout the United States; and iv) ethanol co-products, including WDG, for the Pacific Ethanol Plants. Please also quantify the extent of sales in each capacity you act as merchant, producer and agent.

<u>Form 8-K filed September 17, 2013</u>

2. We note your Form 8-K discussing the recent forbearance agreement with the Series B holders. It appears you have entered into a series of these agreements. Please provide us draft disclosure, to be included in future filings that addresses the following:
   - Provide in chronological order all forbearance agreements in the last 12 months, and the terms thereof for each;
   - For each forbearance agreement, tell us the date the dividends were paid and quantify the number of shares issued or the amounts paid;
   - To the extent that you did not meet the terms of any of the agreements, disclose the penalties involved, if any and
   - Address the ability to issue shares and/or pay cash from a liquidity standpoint. In other words, ensure you have adequate disclosure regarding the impact these agreements, payment of dividends and any penalties from not adhering to the agreement has had or will have on liquidity.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant